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                           January 22, 2024

       Lynn Kirkpatrick, Ph.D.
       Chief Executive Officer
       Ensysce Biosciences, Inc.
       7946 Ivanhoe Avenue, Suite 201
       La Jolla, CA 92037

                                                        Re: Ensysce
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 17,
2024
                                                            File No. 333-276537

       Dear Lynn Kirkpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gregory J. Rubis, Esq.